UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  January 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1.  Director/PDMR Shareholding dated 5 December 2006
2.  Redemption of Notes dated 6 December 2006
3.  Director/PDMR Shareholding dated 8 December 2006
4.  Director/PDMR Shareholding dated 8 December 2006
5.  Director/PDMR Shareholding dated 18 December 2006
6.  Director/PDMR Shareholding dated 19 December 2006
7.  Total Voting Rights dated 21 December 2006
8.  Directorate Change dated 21 December 2006
9.  Disposal dated 27 December 2006
10. Director/PDMR Shareholding dated 28 December 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 2, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 2, 2007                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.

                                                                 5 December 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 4 December 2006 that it had on 29 November 2006 exercised its discretion and released a total of 68,258 ordinary shares in Barclays PLC and on 27 November 2006 it purchased 1,098,899 ordinary shares in Barclays PLC at a price of 693.26 pence per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 169,541,957 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.

                                                                 6 December 2006


                            Barclays Bank PLC
            Barclays redeems JPY 5,000,000,000 Fixed / Floating Rate
                Subordinated Notes due 2011 (the "Notes")
                            ISIN: XS0071552714

Barclays Bank PLC announced today, 6 December 2006, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 5 December 2006.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit 3.

                                                                 8 December 2006



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust notified Barclays PLC ("the Company") on 8 December 2006 that it had on 7 December exercised its discretion and released a total of 63,816 ordinary shares in the Company to Mr M W Barrett, a Director of the Company, as follows:


Director          Shares released   Shares sold on       Price       Shares
                  to Director       behalf of Director   per share   retained
                                                         (pence)     by Director

Mr M W Barrett    63,816            63,816               710.5       0


Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 169,478,141 ordinary shares in the Company. The Chairman and the executive Directors of the Company are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Company's ordinary shares held in them.

Mr M W Barrett, a Director of the Company, notified the Company on 8 December 2006 that he had, on 7 December 2006, carried out the following transactions in the Company's ordinary shares:


1.  Exercise of an option over 2,000,000 shares granted under the Barclays
    PLC Incentive Share Option Plan (ISOP) at an exercise price of 520.00 pence per share; and

2.  Sale of 2,315,041 ordinary shares at a price of 710.5 pence per share.


The revised total shareholding for Mr Barrett following these transactions is 2,000 ordinary shares.

Exhibit 4.

                                                                 8 December 2006


   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)


The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed the Company on 7 December 2006 that it had on 7 December 2006 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 716.00p per share:

Director/PDMR         Number of Shares

Mr G A Hoffman        17
Mr D L Roberts        17
Mr J S Varley         17
Mr L C Dickinson      14

The Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 December 2006 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director              Beneficial Holding         Non Beneficial
                                                 Holding

Mr G A Hoffman        319,186                    -
Mr D L Roberts        225,577                    -
Mr J S Varley         375,053                    -

In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 169,541,957 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 5.


                                                                18 December 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr Robert E Diamond Jr, a director of Barclays PLC ("the Company") notified the Company on 15 December 2006 that, on 15 December 2006, he transferred 100 ordinary shares in the Company as a gift for nil consideration. The revised total shareholding for Mr Diamond following the transaction is 2,531,582 ordinary shares.

Exhibit 6.

                                                                19 December 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC (the "Company") on 18 December 2006 that it had between 11 December and 14 December 2006 exercised its discretion and released a total of 121,263 ordinary shares in Barclays PLC. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 169,356,878 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 7.

                                                                21 December 2006

                    Barclays PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, Barclays PLC's issued share capital consists of 6,534,332,468 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 18 December 2006. There are no ordinary shares held in Treasury.

Therefore, the total number of voting rights in Barclays PLC is 6,535,207,468.

The above figure (6,535,207,468) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 8.

                                                                21 December 2006


                                  BARCLAYS PLC

                                 Board Changes

Barclays PLC and Barclays Bank PLC ("Barclays") today confirm that, as announced on 31 August 2006, Matthew W Barrett, the Chairman of Barclays, will retire from the Barclays Boards on 31 December 2006. He will be succeeded as Chairman by Marcus Agius with effect from 1 January 2007. Marcus Agius is currently Chairman of Lazard London, Deputy Chairman of Lazard LLC and a non-executive director of Barclays. He will be retiring from Lazard with effect from 31 December 2006.

Barclays announced on 8 June 2006 that David Roberts, an Executive Director of Barclays, would retire from the Barclays Boards in 2006. Barclays today confirms that Mr Roberts will retire on 31 December 2006.


                                     -ENDS-


For further information please contact:-

Media Relations                 Investor Relations
Jason Nisse                     James S Johnson
+44 (0) 20 7116 6223            +44 (0) 20 7116 2927


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs around 120,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide.

Exhibit 9.

                                                                27 December 2006


                                  BARCLAYS PLC

                Barclays sells shares in FirstCaribbean to CIBC

Further to its announcement on 28th June 2006, Barclays Bank PLC ("Barclays") today announced it has sold 599,401,230 ordinary shares in FirstCaribbean International Bank ("FirstCaribbean") as part of its planned disposal of its 43.7% shareholding in FirstCaribbean to Canadian Imperial Bank of Commerce ("CIBC").

The amount payable by CIBC, totalling approximately US$ 989 million, has been satisfied entirely in cash.

Barclays intends, but is not obliged, to tender its remaining 66,600,137 ordinary shares in FirstCaribbean in the subsequent mandatory offer to be made to all shareholders in FirstCaribbean.


                                    - ENDS -


For further information please contact:

Barclays
Investor Relations                    Media Relations
James S Johnson / Karen Menzel        Robin Tozer
+44 (0) 20 7116 2927 / 2929           +44 (0) 20 7116 6586


CIBC
Investor Relations                    Media Relations
John Ferren                           Rob McLeod
+1 416 980 2088                       +1 416 980 3714



About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs around 120,000 people. We move, lend, invest and protect money for over 25 million customers and clients worldwide.

About CIBC
CIBC is a leading North American financial institution with more than 11 million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

About FirstCaribbean
FirstCaribbean has over 3,400 staff, 100 branches and banking centres, and offices in 17 countries comprising: Anguilla, Antigua, The Bahamas, Barbados, Belize, The British Virgin Islands, The Cayman Islands, Curacao, Dominica, Grenada, Jamaica, St Kitts & Nevis, St Lucia, St Maarten, St Vincent and the Grenadines, Trinidad & Tobago and The Turks & Caicos Islands. The bank has approximately 780,000 active accounts.

Disclaimer
The announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Barclays plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays control. As a result, the actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

Exhibit 10.

                                                                28 December 2006

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified Barclays PLC ("the Company") on 27 December 2006 that it had between 18 December 2006 and 21 December 2006 exercised its discretion and released a total of 4,126,665 ordinary shares in Barclays PLC and on 21 December 2006 it purchased 415,676 ordinary shares in Barclays PLC at a price of 721.71 pence per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,645,889 ordinary shares in Barclays PLC. The Chairman and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.